

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06029765

March 24, 2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2006

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letter dated February 7, 2006 concerning the shareholder proposal submitted to GM by Robert D. Morse. We also have received a letter from the proponent dated February 9, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

RECEIVED
2006 FEB -8 PM 1:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on August 18, 2005 from Robert D. Morse (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal states:

> I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

General Motors intends to omit the proposal under Rule 14a-8(i)(7) (deals with a matter related to the company's ordinary business operations).

The Commission has stated that one of the principles underlying this exclusion for ordinary business operations in Rule 14a-8(i)(7) is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 40018 (May 21, 1998). The same release made it clear that proposals dealing with "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. The proposal refers to compensation for "any one of Management" without further describing that group. In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff described its "bright-line analysis" applied to determine if proposals concerning compensation deal with ordinary business matters:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and

- We do not agree with the view of companies that they may exclude proposals that concern only senior executives and director compensation in reliance on rule 14a-8(i)(7).

The current proposal is intended to apply to "Management". Under the bright-line analysis of the Staff, proposals that apply to management are considered to include more individuals than simply senior executives. In Xcel Energy, Inc. (February 6, 2004), the Staff took a no-action position toward omission of a proposal that related to the compensation of the president, vice presidents, the CEO, the CFO, and "all levels of top management" (as quoted in the no-action letter from the proposal), on the grounds that rule 14a-8(i)(7) permits exclusion of proposals "relating to ordinary business operations (i.e., general compensation matters)". See also, e.g., AmSouth Bancorporation (January 12, 2006); Amazon.com, Inc., (March 7, 2005). Unlike the proposal in Excel Energy, which referred to "levels of top management," the current proposal emphatically is not limited to "top management", referring instead to "any one of Management." While it is not clear which GM employees would be considered "Management"—any executive? any one in a supervisory capacity?—it is obvious from this inclusive language that the group is intended to extend significantly beyond senior executives. As a result, the proposal falls on the "general employee compensation matters" side of the Staff's bright line, and is therefore excludible under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Robert D. Morse

EXHIBIT A

To: A. Lanin
c: S. Colby

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 15, 2005

RECEIVED

AUG 18 2005

OFFICE OF SECRETARY
DETROIT

Office of The Secretary
General Motors Corporation
MC 482-C38-B71
Detroit, MI 48265-3000

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of General Motors Corporation stock for over one year, wish to present the following proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It, This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as far back as 1998. The above actions are commendable.

----End of Proposal----

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

Sincerely,
Robert D. Morse.
Robert D. Morse

PILL AWRY ? OR PILLORY ? These rhymes are for stress relief. Not part of the presentation.

There are various shapes given to pills,
Most are intended to cure our ills.
Some are elongated, tiny, or round,
To be identified, not to confound.
The substances are derived from plants and soil,
I could even guess they come from oil.
My Partner consumes eight or ten a day,
As a continuation of life, in a way.
But, also developed a bit of misery,
Did she then, place herself in a pillory ?
Now that I critique them with mild flack,
Should we take one for: "Oh!, my aching back" ?

1-24-05 8:20AM 5 to 6 min.

PILLS GRIM

When pills are swallowed, it's a one way street,
They never know what they might meet.
So, when a person swallows six or eight,
Do they line up, according to weight ?
Just how do they know which way to go ?
Doesn't matter, just as the Pilgrims go:
Any direction, to get a new life,
And possibly arrive safely, without any strife.

10:20AM—2-14-05-3 min.

ODE TO MARY MORSE
[A new one-a-month $80.00 @ calcium pill]
"PILLS BURY"

This is a new word, perhaps to confound,
But may explain a new pill, just coming around.
The thought being to disperse over thirty days;
As to how this can happen, I'll show how it stays:
"You other pills, may go on ahead—
"I'll just be laying out my spread,
After which, I will go to bed".
"Pills bury themselves in tissue, you know,
And that helps to control their flow".
"With my being on the high cost side,
To make you well, I must abide,
So, as the other pills pass on through,
I'll be taking a nap, then there's work to do !"

5-28-05—5—10PM—12 Min. Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

PUBLISHED POET

So !, now you've become an accomplished Poet ?
You just put up about fifty bucks to show it ?
The book received, beautifully bound;
Perhaps your included poem is most profound.
There is one angle that tickles me,
As you will very shortly see:
Since phones and addresses are deleted,
Your publishing efforts are defeated.
No royalties will ever be forthcoming;
You partook, found it heart-warming.
I submit: An offer made, you swallowed it:
I admit: You are a published Poet !
Yet, you and the printers are only ones who know it !

Robert Dennis Morse
6-10-05-- 3:15PM—12 min.

"IF YOU WANT TO MAKE A CALL"

This message arrives in a haughty voice,
We then must hang up, there is no choice.
When we happen to punch a wrong number,
It is our fault, that we did blunder.
However, we need not be treated as a child,
And receive reproof that is more mild:
"Honey, you just dialed a non-right station,
Would you please try again, it's no humiliation".

8-11-05 -12:10AM—5min.
Robert Dennis Morse

TWILIGHT

There is a time, just before night,
When the sky is filled with colors to delight.
The observant person may want to know
What happens to make the sky aglow.
Well the answer is simply this:
You are looking at a scene of bliss.
The sun's mission is over for the day,
And he is just smiling as he slinks away.

Robert Dennis Morse

RECEIVED
2006 FEB 21 PM 2:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
February 9, 2006

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth St. NW.
Washington, DC 20549

Re: Letter from General Motors
Dated February 7, 2006

Ladies and Gentlemen:

Rule 14a-8[i][7] is purposely being misapplied in this instance.

Matters of remuneration are NOT "ordinary business operations". Business operations are just what the name implies. Payments made to the top five Officers and the Directors are side issues, reportable in the proxy materials to shareowners, and therefore available to our input of a proposal regarding them and the amounts thereof.

I quote the second of the noted "bright line analysis" as being the correct status of my proposal: *We do not agree with the view of companies that they may exclude proposals that concern only senior executives and director compensation in reliance on rule 14a8[i][7]".

The quotation on page 2, first paragraph, line 9 "---the current proposal emphatically is not limited to "top management" etc." is another misstatement, in that only the top 5 of management are named in a proxy, along with the directors, in the manner of remuneration.

All the other corporations mentioned quoted decisions do not apply to my proposal.

Thank you for your interest.

6 Copies to S.E.C.
1 copy to General Motors.
Rhymes for stress relief
Not part of presentation
Exhibit of excess remuneration.

Robert D. Morse


Robert Morse
212 Highland Ave.
Moorestown, NJ 08057

8 MORONS OF 2005

EXHIBIT

1. WILL THE REAL DUMMY PLEASE STAND UP? AT&T fired President John Walter after nine months, saying he lacked intellectual leadership. He received a $26 million severance package. Perhaps it's not Walter who's lacking intelligence.

CARRY ON

These rhymes are for stress relief.
Not part of the presentation.

When recovering from a medical bout,
We are advised to "Carry out"
Advice that amounts to "Carry-on".
Continue as before, not woe-be-gone.
Note that this has a double meaning,
According to the way I'm seeing:
If you decide not to "Carry-on",
Might you not become carrion ?
If upon reading, I've induced a laugh,
Then you've reached your goal by half,
Much, much better than an Epitaph !

"SOME ASSEMBLY"

This requirement evolved about modern makes,
Whether it be furniture, tools, or toys, no fakes.
Directions are included, starting from A to D;
Sometimes the fine print is hard to see.
Keep in mind, this all started for a young boy,
When some clever person invented the Tinker Toy.

ANTE BELLUM

Ante Bellum usually refers to Southern architecture,
About which, there has been many a lecture.
My thought about it doesn't even come close,
When I recall a fictional "Aunt Belicose".
She was one loud lady of the Old South,
Who passed onto history, with her mouth.

SAINT VALENTINE'S DAY

There's an upcoming Valentine's Day,
Which causes me to remark this way:
It is about the centuries of the use of ink.
Composers were able to write and think.
Many became writers of renown
All because they wrote things down.
One I find, most precious of all,
Is Mary Peacock, who writes tall.
She is highest on writing in meter,
So good, in fact, I cannot beat her !

Robert Dennis Morse

DROP

My thinking continues without stop,
So, I have another idea to top:
When something falls, no matter what,
It can often be caught, even though a drop !

These rhymes are for stress relief.
Not part of the presentation.

ONCE MORE

Here is some more kind advice for you,
When a make-shift level is apt to do:
If you are making a concrete form,
It is made with materials rather norm.
Suppose you use the thickness of a two by four,
You will want it level before you pour.
A filled plastic bottle, two ball point pens,
Placed midway between the ends.
The pens hold the bottle in its place,
You have a large level in front of face

THE DICTATOR

Do you have a dictator at the helm,
Who manages to control your realm ?
When I go shopping I may buy
Something extra, that caught my eye.
If it displeases my better half,
She issues a remark that makes me laugh:
"Nobody told you that to buy!"
But, whom has a better right than I ?

ALWAYS

Some say there's no such thing as "Always".
However, perhaps they're thinking in small ways.
What is missing is another interpretation,
Upon which I give a dissertation:
"Always" may be considered as forever,
While my "All ways" is more clever.
"All ways" is more apt to gain success,
And a winning result would be my guess.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal calls for GM to eliminate all management remuneration in excess of $500,000 per year and to refrain from making severance contracts.

There appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(i)(7), as relating to GM's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mark F. Vilardo
Special Counsel